HOMEFED CORPORATION
        ANNOUNCES DEVELOPMENT MANAGEMENT AGREEMENT,
               CONTRACT TO ISSUE NEW SHARES
           AND RESTRUCTURING OF OUTSTANDING DEBT


      Salt Lake City, Utah -- August 14, 1998.  HomeFed Corporation
   (OTC (Non - NASDAQ): "HFDC") announced today that to expand its existing operations it has entered into a development management agreement with a subsidiary of Leucadia National Corporation, the owner of approximately 41% of the Company's outstanding common stock ("Leucadia") to develop a master planned residential project in San Marcos, San Diego County, California. The project, known as San Elijo Ranch, is intended to be developed into a community of approximately 3,400 homes over the next ten years.

      In connection with this management agreement, the Company today also has entered into a stock purchase agreement with Leucadia and restructured its outstanding 12% Secured Convertible Note due 2003 (the "Note") held by a subsidiary of Leucadia.

     Pursuant to the stock purchase agreement, the Company has agreed to sell additional shares of common stock to Leucadia in 1999 to increase Leucadia's interest in the Company to 87.5%. Based upon the number of shares of common stock currently outstanding, Leucadia would purchase approximately 37,056,000 shares of common stock at an aggregate purchase price of approximately $6,670,000. Upon the signing of the agreement, Leucadia advanced to the Company $5,000,000 of the total purchase price, which amount is refundable in the event the stock purchase does not occur. Also under the stock purchase agreement, the Company increased the size of the Board of Directors from three Directors to five Directors and selected two designees of Leucadia to fill the new Board seats.

      The restructured Note is dated August 14, 1998 in the principal amount of approximately $26,462,380 (reflecting the original loan outstanding, together with additions to principal resulting from accrued and unpaid interest thereto to the date of the restructuring), and extends the maturity date to December 31, 2004, reduces the interest rate to 6% and eliminates the convertibility feature of the Note.